Exhibit 99.5

Disclosure of Transactions in Own Shares

Paris, April 17, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from April 11 to April 14, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
11/04/2023	406,171	58.232017	23,652,156.64	XPAR
11/04/2023	120,000	58.229607	6,987,552.82	CEUX
11/04/2023	15,000	58.230315	873,454.72	TQEX
11/04/2023	10,000	58.220103	582,201.03	AQEU
12/04/2023	400,708	58.724620	23,531,425	XPAR
12/04/2023	120,000	58.718022	7,046,163	CEUX
12/04/2023	15,000	58.717656	880,765	TQEX
12/04/2023	10,000	58.703792	587,038	AQEU
13/04/2023	399,023	58.408584	23,306,368	XPAR
13/04/2023	120,000	58.402598	7,008,312	CEUX
13/04/2023	15,000	58.402907	876,044	TQEX
13/04/2023	10,000	58.410345	584,103	AQEU
14/04/2023	395,695	58.543247	23,165,270	XPAR
14/04/2023	120,000	58.543078	7,025,169	CEUX
14/04/2023	15,000	58.540357	878,105	TQEX
14/04/2023	10,000	58.557076	585,571	AQEU
Total	2,181,597	58.475373	127,569,698.26

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website:

https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com